INFORME ANUAL 2001



Confianza y Compromiso

APASCO

Apasco, confianza y compromiso

Durante el 2001, Grupo Apasco continuó implementando acciones que demuestran su firme compromiso hacia sus clientes, colaboradores, inversionistas y la sociedad en general, hecho que le permite avanzar con confianza en la consolidación de su competitividad.

Índice

CIFRAS RELEVANTES

APASCO, S.A. DE C.V.

Millones de pesos al 31 de diciembre 2001

	2000	**2001**
VENTAS NETAS	9,595.8	**9,115.4**
UTILIDAD DE OPERACIÓN	3,184.7	**2,413.1**
FLUJO DE CAJA OPERACIONAL	3,958.4	**3,164.5**
UTILIDAD NETA	2,180.9	**1,785.5**
ACTIVO TOTAL	16,011.4	**16,991.2**
PASIVO TOTAL	6,537.8	**7,006.1**
CAPITAL CONTABLE	9,473.6	**9,985.1**
DEUDA FINANCIERA A FLUJO DE CAJA OPERACIONAL	0.5	**0.9**
COBERTURA DE INTERESES (flujo de caja operacional a intereses pagados)	20.7	**15.1**
UTILIDAD POR ACCIÓN (pesos constantes por acción)	8.59	**7.24**
DIVIDENDO POR ACCIÓN (pesos históricos por acción)	2.10	**3.00**

INFORME DEL CONSEJO DE ADMINISTRACIÓN

Señores Accionistas:

A nombre del Consejo de Administración, nos es grato informar a ustedes acerca de las operaciones y resultados de Apasco, S. A. de C. V. en el ejercicio terminado el 31 de diciembre de 2001. Parte integral de este Informe son los Estados Financieros Consolidados de la Sociedad a esta última fecha.

El año 2001 presentó un panorama económico difícil en el ámbito internacional, el cual tuvo repercusiones en el contexto nacional. Para enfrentar esta situación en forma oportuna, Apasco reforzó todas sus líneas estratégicas, poniendo especial énfasis en la atención al cliente y la optimización de costos, consolidando de esta manera su posición competitiva en el largo plazo.

En referencia a la economía de México, durante el año, el producto interno bruto no tuvo crecimiento; sin embargo hubo indicadores positivos: el índice inflacionario se redujo a 4.4%, el tipo de cambio se mantuvo estable, cerrando al 31 de diciembre en 9.17 pesos por dólar y las tasas de interés mostraron una disminución significativa con relación al año anterior.

El producto interno bruto del sector construcción en particular, presentó una disminución del 4.5%. El consumo nacional de cemento se ubicó en los 28 millones de toneladas, cifra 6% inferior a la observada en el año 2000. Por su parte, el consumo nacional de concreto premezclado se incrementó 8% en comparación al año anterior, colocándose en 12 millones de metros cúbicos.

Con relación a los resultados obtenidos por la empresa, el volumen nacional de ventas de cemento se ubicó en los 6.4 millones de toneladas, una disminución de 6.5% con respecto al año 2000. El volumen de cemento y clínker exportado fue poco significativo, dada la sobreoferta prevaleciente en los mercados internacionales.

En la actividad de concreto premezclado, se alcanzó un volumen de ventas total de 2.8 millones de metros cúbicos, cantidad que representó un incremento del 2.7% respecto a la registrada en el 2000. La participación de Apasco en los mercados nacionales de cemento y concreto se mantuvo en niveles similares a los del año anterior.

En el 2001 se registraron ventas netas por $9,115 millones, lo que representó una reducción de 5%, en términos reales, respecto al 2000. La utilidad de operación fue de $2,413 millones, cifra 24% menor a la registrada el año anterior, como resultado principalmente de menores volúmenes de venta de cemento y de una ligera disminución de los precios, también en términos reales. La utilidad neta durante el año se ubicó en los $1,785 millones, 18% inferior a la del ejercicio anterior.

Durante el 2001, Grupo Apasco se enfocó principalmente a ofrecer una mejor atención a sus clientes y a optimizar sus costos, consolidando así su posición competitiva en el largo plazo

En el 2001, la utilidad por acción fue de $7:24 pesos. Apasco pagó dividendos en efectivo equivalentes a $3.00 pesos por acción antes de impuestos, sumando un total de $746.7 millones. Durante el año, se continuó con la recompra de acciones por un monto de $355.2 millones, correspondiente a 8.1 millones de acciones. Al cierre del ejercicio, se tienen 241,920,000 acciones en circulación.

La sólida posición financiera que ha caracterizado al Grupo, permite que éste continúe mostrando indicadores financieros muy sanos, situación que adquiere aún más relevancia dadas las condiciones del entorno registradas en el 2001. Esta fortaleza financiera fue reconocida por los mercados internacionales, al otorgarle a Apasco un crédito sindicado por 143 millones de dólares, en términos muy favorables.

En el año que se informa, Apasco reforzó sus acciones tendientes a intensificar la comercialización de sus productos y servicios, para atender mejor a sus clientes y brindar soluciones integrales. Como parte de esta estrategia, destacó la consolidación de la red de distribuidores, la eficientización de la



logística y distribución, la instalación de más plantas productoras de concreto premezclado y el desarrollo de nuevos productos.

Por otro lado, se llevaron a cabo diversas acciones para aumentar la eficiencia operativa del Grupo. En este sentido, se avanzó de acuerdo a lo programado en la construcción de la segunda línea de producción de cemento en la planta de Ramos Arizpe, la cual se pondrá en marcha durante la primera mitad del 2002. Asimismo, se continuó con la optimización y diversificación de las fuentes de energía en las plantas de cemento.

Dentro del concepto de desarrollo sustentable, en el ejercicio que se reporta, Apasco consolidó su compromiso con la preservación y cuidado del medio ambiente y el desarrollo social, tanto al interior como al exterior de la organización.

Por el potencial de sus mercados y las sinergias operativas y administrativas que se pueden lograr, Centroamérica presenta atractivas oportunidades. Como se informó en el año 2000, Apasco y Holcim Ltd. –antes Holderbank Financière Glaris Ltd.– integraron en la empresa Holcemca B.V. las participaciones que mantenían en esa región. Aunado a su

presencia en compañías de Costa Rica, El Salvador, Honduras, Guatemala y Nicaragua, en el año 2001 Holcemca adquirió un paquete accionario en la empresa cementera panameña Corporación Incem. En términos generales, los resultados de estas compañías durante el año fueron satisfactorios.

Es importante destacar el soporte y la asesoría especializada recibida por Holcim, como factores fundamentales en la operación y resultados de Apasco.

Las acciones realizadas durante el año, contribuyeron para que el Grupo avance con confianza y continúe llevando a cabo sus actividades con un claro compromiso hacia sus clientes y accionistas. La participación de todos sus colaboradores fue de gran importancia para obtener estos resultados y fincar una posición sólida para los años por venir, por lo que a través de este medio, el Consejo de Administración les expresa su agradecimiento.

Agradecemos también a los clientes y proveedores por su apoyo y lealtad, así como a ustedes, señores accionistas, por la confianza que en el 2001 nuevamente depositaron en nosotros.

LIC. EMILIO CARRILLO GAMBOA
Presidente del Consejo de Administración

ING. PIERRE A. FROIDEVAUX CHAVAN
Director General


CEMENTOS
APASCO.
CEMENTOS




APASCO



ATENCIÓN AL CLIENTE

Durante el 2001, Apasco mantuvo un firme compromiso hacia sus clientes a través de una mayor disponibilidad y calidad de sus productos y servicios.

Para Grupo Apasco, proveer los mejores productos y servicios en donde el consumidor los necesita es un factor que fortalece la preferencia de los clientes. Esto se logra a través de un equipo de colaboradores profesional y comprometido, una sólida red de distribución y una estrecha comunicación. Por ello, durante el 2001 se instrumentaron importantes acciones en materia de comercialización.

Las personas que integran la red de distribuidores de Apasco realizan una labor fundamental, ya que es a través de ellos que los materiales se acercan a los distintos consumidores. En el año que se reporta, se canalizaron esfuerzos para vigorizar la relación negocio a negocio y apoyar el proceso de comercialización. Esto se logró mediante el impulso del valor de marca, la mejora de la imagen comercial en los puntos de venta y el refuerzo de las campañas publicitarias.

En equipo con los distribuidores, se estrechó la relación con el consumidor final, a través de diversas actividades como la organización de los eventos de convivencia con trabajadores de la construcción y el programa Apasco Visita tu Obra. De esta manera, durante el 2001 mejoró la cobertura nacional de la empresa y se optimizó la atención a clientes.

En el ejercicio que se reporta, el rubro de logística y distribución, que asegura que los productos Apasco


CEMENTOS
APASCO
LA CIUDAD

La red de distribuidores forma parte esencial del equipo Apasco.


CEMENTOS
APASCO
TERMINAL MARITIMA
GUAYMAS

La terminal marítima de Guaymas optimiza la distribución de los productos.

lleguen a todos los lugares donde se requieren, recibió un impulso importante. Una de las acciones realizadas en este sentido fue el inicio de operaciones de la terminal marítima de Guaymas, Sonora, la cual permite optimizar la distribución de cemento y mortero en la zona.

En la actividad de concreto premezclado, la capacidad y flexibilidad para estar donde se necesita, es un factor que genera oportunidades de negocio y valor para los consumidores. Es por ello que se continuó con la instalación de nuevas plantas productoras de concreto en distintas regiones del país, alcanzándose, al cierre del ejercicio, 96 unidades en todo el territorio nacional.

Nueva terminal marítima en Guaymas para atender mejor a los mercados de la zona noroeste del país

El compromiso con la excelencia es un valor primordial para el equipo Apasco, ya que fortalece la confianza de los clientes hacia la empresa. Desde hace tiempo, el Sistema de Aseguramiento de la Calidad del Grupo respalda los estrictos estándares


CONCRETOS APASCO

Cada vez son más las plantas concreteras certificadas en ISO 9001.

que se manejan en toda la organización. Así, en el 2001 se marcó una nueva etapa en el compromiso con la calidad, al obtener la certificación ISO 9001 en más plantas concreteras.

Con el objetivo de satisfacer necesidades de construcción más especializadas, en el 2001 se continuó con el desarrollo de nuevos productos de concreto premezclado. Se añadieron el concreto autocompactable, especial para elementos densamente armados y muy estrechos, el concreto celular, para la construcción masiva de vivienda, y el concreto marino, para edificaciones expuestas al contacto con el mar.

Además, se ampliaron los servicios de bombeo, asistencia técnica e investigación y desarrollo tecnológico. De esta manera, la empresa avanzó con la confianza de contar con infraestructura y tecnología de vanguardia y un equipo de colaboradores con amplia experiencia y capacidad. Así, se siguen ofreciendo soluciones integrales a los clientes en cada obra, sin importar su tamaño y complejidad.

Desde hace varios años, Apasco se ha distinguido por ser un impulsor decidido del desarrollo de la vivienda de interés social en el país. En el año que se reporta, continuaron las acciones orientadas a brindar apoyo a autoconstructores, desarrolladores y organismos públicos y privados de fomento a la vivienda.

Nuevos concretos que satisfacen necesidades especializadas

En este sentido, se promovió la autoconstrucción progresiva y ordenada mediante los programas Mi Casa es Posible y Fraccionamientos Mi Casa. Por otra parte, se trabajó de cerca con desarrolladores masivos de vivienda social a través del diseño de productos y servicios especializados que van en línea con técnicas constructivas de vanguardia.

En lo que se refiere a la participación con organismos, Apasco ha mantenido un estrecho contacto con ellos para fomentar la construcción y calidad de la vivienda. En el 2001 se firmó un convenio de

Se continuó fomentando la construcción de vivienda de interés social en México



Apasco impulsa la construcción masiva de vivienda social.


APASCO.
APASCO
APASCO.
APASCO.
integración electrónica

Apasco desarrolla herramientas para optimizar sus procesos de negocio con distribuidores, clientes y proveedores.

colaboración con la Secretaría de Desarrollo Social, a través del cual el Grupo participó activamente en el programa de Pisos de Concreto en comunidades marginadas de los estados de Aguascalientes, Coahuila y San Luis Potosí.

La integración de la Internet a los procesos de negocio del Grupo, es otro tema a destacar. Ésta continuó en el 2001 con DirectA, herramienta que permite a distribuidores, clientes y proveedores eficientar sus operaciones con la empresa.

Durante el año se trabajó, entre otros, en el acceso a una nueva plataforma tecnológica para aplicaciones de e-business, integrando los tres ambientes –clientes, distribuidores y proveedores– en un solo sistema, en la agilización de los tiempos de respuesta y en la ayuda en línea desde cualquier pantalla. Estas acciones forman parte de una estrategia de integración electrónica entre toda la cadena de valor, cuyo objetivo es construir relaciones productivas, óptimas y de largo plazo.

Con los objetivos de difundir el conocimiento acerca de Apasco, ofrecer una herramienta de comunicación confiable y de gran alcance, así como contar con un instrumento para crear y capitalizar oportunidades de negocio, se rediseñó la página de Internet del Grupo: www.apasco.com.mx

El programa Cultura de Servicio, que la empresa ha llevado a cabo desde hace varios años, tiene la finalidad de arraigar en todo el personal una firme vocación de servicio y así transformar el enfoque tradicional de negociación, en uno basado en la creación de valor.

Ante un entorno por demás competitivo, se continuó con la implementación de acciones orientadas a incrementar la satisfacción de los clientes y a ganar su preferencia

Durante el año 2001 se avanzó en dos vertientes, con los colaboradores, se evaluaron indicadores de la cultura interna de servicio, se instrumentaron talleres de capacitación, lecturas y pláticas y se incrementaron los programas de difusión y comunicación. Por otro lado, con los clientes se diseñó el programa Voz del Cliente, el cual permite la obtención continua y directa de retroalimentación por parte de los usuarios, mediante un Centro de Atención Telefónica con línea 01-800 y se desarrolló un programa de lealtad.

La consolidación de todas estas acciones confirma que Grupo Apasco cuenta con una visión de largo plazo y un equipo comprometido a trabajar con profesionalismo, entusiasmo y dedicación.



Los servicios que ofrece el equipo Apasco están enfocados a generar valor.



DESARROLLO INTEGRAL DEL PERSONAL

El profesionalismo, compromiso y dedicación de sus más de 3000 colaboradores, son base del éxito de Apasco y dan sustento a la confianza que el Grupo tiene en el futuro.


GRUPO APASCO
CENTRO TECNOLOGICO DEL CONCRET



El equipo Apasco genera valor en todas las actividades que realiza.

La formación profesional, social y personal de cada colaborador, contribuye a mejorar su desempeño, productividad y eficiencia en todas las actividades que realiza. Durante el 2001, Apasco continuó con sus programas de capacitación y desarrollo a todos los niveles de la organización.

A nivel operativo, se intensificaron los programas de capacitación para operadores de olla revolvedora, orientados a cubrir aptitudes de servicio, seguridad, conocimiento técnico, operación y mantenimiento.

En mandos intermedios, se implementaron nuevos programas como análisis decisional, equipos de alto rendimiento, gestión directiva de proyectos y liderazgo, así como programas técnicos en sistemas de información. De igual manera, dio inicio el programa de Certificación de Ejecutivos Comerciales y se continuó impulsando el programa de Cultura de Servicio. Con el fin de asegurar la competitividad del negocio en forma sostenible, Apasco, en conjunto con los representantes sindicales, continuó su modernización en materia laboral sobre la base de incrementar la productividad y eficiencia, a través de una mayor flexibilidad y movilidad, un compromiso constante por la capacitación y orientación al servicio y un sistema de compensación ligado a estos aspectos.

Una comunicación fluida, abierta y eficiente al interior de la empresa es un factor esencial para lograr el óptimo desempeño de los colaboradores y sumar esfuerzos hacia el logro de metas comunes. Por segundo año consecutivo, Apasco recibió un reconocimiento por las acciones realizadas en esta

materia, de parte de la Asociación Mexicana de Comunicadores Organizacionales.

En Apasco, la seguridad consiste en un proceso de mejora continua que se basa en la existencia de un ambiente de trabajo seguro y en el cuidado y esmero que cada persona tiene en la realización de sus labores. Así, durante el 2001, las plantas de cemento recibieron diversos reconocimientos en esta materia, dentro de los que destacó el Premio Nacional de Seguridad e Higiene que obtuvo la planta de Apaxco.

Asimismo, en colaboración con la Secretaría del Trabajo y Previsión Social, las seis plantas cementeras firmaron un convenio de autogestión para certificarse como "Empresas Seguras". Con éstas y otras acciones, Apasco busca lograr y mantener un índice de cero accidentes y enfermedades de trabajo, así como crear conciencia sobre el tema de la salud.

Apasco pone énfasis en la formación profesional, social y personal de sus colaboradores



La seguridad en el lugar de trabajo es fundamental para la empresa.





EFICIENCIA

La mejora continua de todos los procesos, la optimización de los recursos y la utilización de tecnología de punta, muestran el compromiso de Apasco hacia la eficiencia y garantizan su competitividad a largo plazo.

La continua optimización de recursos y procesos, es un factor indispensable para asegurar la competitividad en el largo plazo. Es por ello que en todas las unidades productivas y en todas las actividades comerciales y administrativas, sistemáticamente se llevan a cabo acciones y programas tendientes a elevar la eficiencia y la productividad.

La energía es uno de los insumos que más impacto tiene sobre el costo de producción del cemento. Durante el año que se reporta, se instrumentaron diversas acciones con el objetivo de optimizar su utilización y diversificar su fuente de suministro.

Se llevaron a cabo acciones para asegurar el suministro de coque de petróleo y energía eléctrica en el largo plazo

En las plantas cementeras de Orizaba y Tecomán, se continuó con la sustitución de combustóleo por coque de petróleo, energético de menor costo. La utilización de coque a nivel Grupo pasó en el 2001 a un 34% del consumo térmico total, lo que impli-



La utilización de coque de petróleo reduce el costo de la energía necesaria para fabricar cemento.

có un ligero aumento respecto a lo registrado el año anterior. Este porcentaje se incrementará con el arranque, en el 2002, del equipo para la sustitución de combustóleo por coque de petróleo en la planta cementera de Ramos Arizpe.

A través del co-procesamiento de residuos se redujo en más de 5% el consumo de combustibles fósiles no renovables

Con el fin de asegurar el suministro de coque de petróleo en condiciones competitivas, en enero de 2001, se suscribió con Pemex un contrato de compra-venta de este combustible por un periodo de 20 años. A través de este convenio, que se pondrá en marcha durante el año 2002, el Grupo reducirá el costo de la energía necesaria para el proceso de fabricación de cemento.

Otra de las acciones emprendidas para optimizar la utilización y el costo de energía fue el aumento en el co-procesamiento de algunos residuos industriales. Con este proceso se recupera el poder calorífico contenido en estos materiales, disminuyendo así el consumo de combustibles fósiles no renovables y brindando a la vez una solución efectiva y ambientalmente segura para el problema de la disposición de desechos en el país. En el año, se lograron importantes avances, al sustituir en más de un 5% el uso de combustibles tradicionales.

En lo que se refiere a energía eléctrica, se llevaron a cabo acciones para reducir su costo, a través de la diversificación y aseguramiento de las fuentes de suministro. En este sentido, Apasco participa como un cliente consumidor en dos proyectos privados de cogeneración, mediante contratos de largo plazo suscritos con las compañías Tractebel de Bélgica e Iberdrola de España, bajo el esquema de autoabastecimiento. Ambos proyectos, "Tractebel Monterrey" y "Dulces Nombres", se encuentran en etapa de construcción en el estado de Nuevo León y a su arranque (tercer trimestre del 2002 y primer trimestre del 2003, respectivamente) suministrarán parte de los requerimientos de energía eléctrica para cuatro plantas cementeras del Grupo. A través de estas iniciativas, Apasco también contribuye a incrementar la oferta eléctrica del país.

La construcción de la segunda línea de producción de cemento en Ramos Arizpe registró avances sustanciales



La segunda línea de producción en Ramos Arizpe comenzará a operar en la primera mitad del 2002.

En el ejercicio reportado, se continuó con la construcción de una nueva línea de producción de cemento e instalaciones para el uso de coque de petróleo, en la planta de Ramos Arizpe. La evolución de este proyecto tuvo progresos sustanciales en el año, lo que permitirá que esta unidad duplique su capacidad anual de producción a 2.5 millones de toneladas e inicie operaciones en la primera mitad del 2002, contribuyendo así, a que la empresa en su conjunto sea aún más eficiente.

Por otra parte, comenzó a trabajar la segunda línea de envasado, paletizado y plastificado en la planta Tecomán, sistema con el que se da una mayor velocidad al despacho de productos envasados, al tiempo que se agiliza y asegura el suministro de cemento y mortero en las plazas de la región.

El plan estratégico de tecnología y sistemas de información, contempló en el 2001, la mejora continua de los procesos de negocio, la homologación de servicios, el mantenimiento de infraestructura, redes, telecomunicaciones y seguridad, así como la capacitación del personal en las nuevas tecnologías.

En este sentido, se llevaron a cabo acciones para agilizar y hacer más eficientes los procesos operativos y administrativos de la organización, como la actualización de software y hardware a nivel Grupo y la ampliación y eficientización de los servicios electrónicos de atención a usuarios.

El hacer equipo con una red de proveedores eficiente y comprometida, que comparta metas y esté enfocada al servicio y a la creación de valor, es

condición indispensable para ser la empresa cementera preferida por el mercado. Por ello en el 2001, se intensificaron las acciones tendientes a fortalecer este eslabón del negocio.

Se puso en marcha en Apasco el programa Procure!, proyecto global de Holcim que busca automatizar, integrar y optimizar los procesos de compra. A través de Procure!, los proveedores forman parte de un catálogo electrónico de productos y servicios que permite realizar transacciones vía Internet y en tiempo real, lo que conlleva beneficios como optimización de tiempos de gestión de compra y automatización de tareas.

Nuevamente, Apasco reconoció a sus proveedores más sobresalientes durante el periodo 2000-2001. Las compañías que ganaron esta distinción fueron reconocidas por lograr altos estándares en lo que se refiere a calidad, innovación, servicio, tiempo de entrega y precio, conforme a cuatro categorías: Mejora continua; Trabajo en equipo; Programa de desarrollo de proveedores y Programa Procure!.

En el 2001 se continuó con la actualización tecnológica en todas las áreas del Grupo



El uso eficiente de tecnología optimiza todos los procesos de negocio.





DESARROLLO SUSTENTABLE

Rentabilidad del negocio, desempeño ambiental y responsabilidad social, constituyen el compromiso de Grupo Apasco hacia el desarrollo sustentable.

Para Grupo Apasco, el concepto de desarrollo sustentable consiste en la búsqueda y aplicación de soluciones de triple éxito: lograr la rentabilidad del negocio en el largo plazo, promover el cuidado y preservación del medio ambiente y contribuir al bienestar de sus colaboradores y de las comunidades en donde opera. Es por ello que desde hace tiempo, la empresa orienta sus actividades hacia este principio.

El respeto al medio ambiente es un precepto básico cuyo cumplimiento se fundamenta en el compromiso de Apasco y permea a todas las áreas de la organización. Durante el 2001, las inversiones dirigidas a programas y acciones ambientales continuaron con su carácter estratégico. En las plantas cementeras de Apaxco y Ramos Arizpe, iniciaron operaciones nuevos equipos que mejorarán su eficiencia ambiental.

Con acciones como éstas, Grupo Apasco continúa a la vanguardia en lo que se refiere a tecnología de punta aplicada al cuidado y preservación del entorno.

Como parte de este compromiso ambiental integral, en la actividad de concreto premezclado se puso en marcha un programa para el reciclaje de agregados y agua de las ollas revolvedoras, mismo que optimiza aún más el proceso de elaboración del concreto. Asimismo, las plantas concreteras ubicadas en la Ciudad de México, se adhirieron de manera voluntaria al Programa de Auditorías Ambientales de la Secretaría de Medio Ambiente del D.F.



Se adquirió equipo de alta tecnología que incrementa la eficiencia ambiental de las plantas.



El co-procesamiento representa una solución al problema de la disposición de residuos.

Apasco cumple y trasciende normas nacionales y lineamientos internacionales de protección ambiental

Para reducir el consumo de combustibles fósiles no renovables y contribuir a resolver el problema de la disposición de algunos residuos en México, Apasco dio un impulso decidido al programa de co-procesamiento. Éste consiste en la integración ambientalmente segura de algunos desechos industriales al proceso de fabricación del cemento, aprovechando la energía contenida en estos materiales y sin modificar en forma alguna la calidad del producto. Dicha integración es factible gracias a las altas temperaturas que se alcanzan en el proceso de fabricación del cemento.

Dentro del programa se colabora en estrecho contacto con la Secretaría de Medio Ambiente y Recursos Naturales. Derivado de estos trabajos, Apasco, en conjunto con la Cámara Nacional del Cemento, firmó un convenio que promueve la disposición de residuos industriales en hornos cementeros.

Las acciones del Grupo en materia ambiental, contribuyeron a que en el ejercicio de 2001, el Gobierno del Estado de Veracruz otorgara a la planta cementera de Orizaba, el Premio Estatal de Medio Ambiente, por su colaboración en favor del fortalecimiento de una conciencia ecológica y la salvaguarda ambiental del estado.



Se contribuyó en la construcción de una escuela en Guaquitepec, Chiapas.

En materia de compromiso social, Apasco se enfoca tanto a su ámbito interno como al externo. El primero se refiere a la calidad de vida en la empresa y se basa en la convicción de que su equipo humano es la pieza clave que sustenta el éxito de la compañía. La esfera externa alude a la interacción del Grupo con la sociedad y se materializa a través del apoyo a comunidades rurales y el fomento a la vivienda popular.

Por su firme compromiso comunitario, Apasco recibió el distintivo de Empresa Socialmente Responsable

Colaborar con las comunidades cercanas a sus plantas cementeras, para ayudar a elevar su nivel y calidad de vida, ha sido un aspecto fundamental para la organización. Este es el motivo por el cual, desde hace más de 20 años, Apasco creó el programa de Centros de Capacitación Agropecuaria y Forestal, CECAF, que a la fecha sigue promoviendo el bienestar social, mediante la capacitación y asesoría en materia agroforestal que se brinda a los integrantes de las comunidades vecinas.

Como ejemplo de otras acciones llevadas a cabo durante el 2001, Apasco contribuyó en la construcción de las escuelas primaria, secundaria y bachillerato en la población de Guaquitepec, Chiapas, mediante importantes donativos de cemento. El proyecto en su conjunto, realizado en

equipo con distribuidores, organismos de fomento educativo y miembros de la comunidad local, contempla un modelo de enseñanza bicultural y bilingüe, de tal manera que al terminar la secundaria, los alumnos dominan el español sin perder su lengua madre, el tzeltal.

La firme convicción de Apasco y su labor en materia de desarrollo social, le hicieron acreedor al premio a la Mejor Práctica de Responsabilidad Social Empresarial, en la categoría de Vinculación con la Comunidad. Asimismo, recibió el distintivo como Empresa Socialmente Responsable, ambos reconocimientos otorgados por el Centro Mexicano para la Filantropía.

Otra de las acciones de beneficio social que se llevó a cabo consistió en apoyar al Consejo Nacional de la Comunicación (antes Consejo Nacional de la Publicidad), en su campaña "Por los Buenos Mexicanos", misma que busca promover valores cívicos y éticos en los ciudadanos.

Dado el déficit de vivienda existente en México, desde hace años Apasco ha puesto en marcha diversos programas enfocados a fomentar la construcción entre los sectores de menores recursos. Durante el 2001 se continuó apoyando la autoconstrucción, a través de esquemas innovadores que brindan capacitación y asesoría para que el autoconstructor pueda edificar y ampliar su casa de manera ordenada, progresiva y de acuerdo a sus necesidades particulares.

Asimismo, en el periodo que se reporta, se colaboró estrechamente con la Secretaría de Desarrollo Social, dentro del programa Pisos de Concreto, cuyo objetivo es dotar de suelo de concreto a viviendas construidas sobre tierra, para mejorar las condiciones de salubridad e higiene de diversas comunidades en extrema pobreza. Apasco participó suministrando concreto, asesoría, folletos informativos y capacitación a las autoridades municipales e integrantes de varias comunidades en los estados de Aguascalientes, Coahuila y San Luis Potosí, acciones que beneficiaron a más de 15,000 familias.



Apasco participó en el programa de Pisos de Concretos.





PRESENCIA EN CENTROAMÉRICA

Aprovechando las sinergias que ofrecen los mercados centroamericanos, durante el 2001 Grupo Apasco, en conjunto con Holcim, fortaleció su presencia en esa región.

Como se informó el año anterior, Apasco y Holcim integraron las participaciones accionarias que mantenían en empresas cementeras en Centroamérica, a través de la compañía tenedora de acciones Holcemca B.V. La participación de Apasco en esta empresa es del 44% y el 56% pertenece a Holcim.

Continuando con su estrategia de consolidación en los mercados de esta región, Holcemca adquirió en diciembre de 2001, una participación accionaria en Corporación Incem de Panamá, empresa dedicada a la producción de cemento, concreto premezclado, agregados y productos de concreto. Corporación Incem tiene una capacidad de producción anual de aproximadamente 800 mil toneladas de cemento.

Con la adquisición anterior, Holcemca cuenta con participación en empresas cementeras en Guatemala, Honduras, El Salvador, Costa Rica, Nicaragua y Panamá, compañías que en su conjunto alcanzan una capacidad de producción anual de cemento de más de 7 millones de toneladas.

Durante el 2001, estas empresas presentaron, resultados satisfactorios, derivados de la estabilidad de los mercados y de las eficiencias operativas implementadas.



Planta cementera de Corporación Incem, en Panamá.

En Costa Rica, el producto interno bruto no registró crecimiento en relación al año 2000 y la demanda del cemento permaneció estable. Corporación Incsa alcanzó un volumen de ventas de 600 mil toneladas de cemento, 200 mil metros cúbicos de concreto, 1.4 millones de toneladas de agregados y más de 400 mil toneladas de productos de concreto. Durante el año, se reforzó la red de distribución y se incrementó el apoyo a los clientes en la operación, administración y entrenamiento de su personal.

En El Salvador, después de los devastadores efectos de los terremotos de principios de año, la economía empezó a recuperarse gracias a la pronta activación de los programas urgentes de reconstrucción. El producto interno bruto creció 2% en relación al año anterior y la demanda de cemento se incrementó más del 10%. El volumen de ventas de Cemento de El Salvador alcanzó 1.2 millones de toneladas. Durante el 2001, la compañía continuó consolidando su operación, alcanzando altos niveles de eficiencia. Asimismo, se preparó para satisfacer los crecientes requerimientos en la demanda, derivados de los programas de reconstrucción ya iniciados, los cuales cuentan con recursos provenientes de instituciones internacionales.

En Guatemala, el producto interno bruto creció 1%, mientras que la demanda de cemento se redujo en 2%, debido principalmente a la ausencia de proyectos gubernamentales. Cementos Progreso alcanzó ventas de cemento por 2.0 millones de toneladas. Durante el primer trimestre del año, inició operaciones el nuevo molino de cemento y las instalaciones para utilizar coque de petróleo, lo que redituó en un importante incremento de la eficiencia operativa.

En Honduras, el producto interno bruto creció 2% en relación al año anterior, mientras que la demanda de cemento se mantuvo en los mismos niveles. Cementos del Norte alcanzó un volumen de ventas de 600 mil toneladas durante el 2001. Los costos de producción y la eficiencia operativa se vieron positivamente influenciados por el arranque de operación, desde el inicio del año, del nuevo molino de cemento y de la sistematización del horno.

Holcemca, la empresa que integra las operaciones de Apasco y Holcim en Centroamérica, adquirió participación en una compañía cementera de Panamá

El conjunto de las operaciones arriba mencionadas, sin incluir los resultados de Corporación Incem, Panamá, adquirida en diciembre del 2001, representaron para Apasco, en el ejercicio, una utilidad de 26 millones de pesos en el rubro de participación en compañías asociadas.



SOLIDEZ FINANCIERA

El compromiso de Apasco es contar con una fuerte posición financiera, que genere valor y confianza entre sus accionistas.


1995

Derivado del entorno macroeconómico que se presentó durante el 2001, los volúmenes de venta de cemento mostraron una disminución con respecto al 2000. Este factor, aunado a una ligera baja, en términos reales, en los precios de venta, ocasionaron que los resultados financieros de Apasco mostraran una disminución en relación al año anterior.

Durante el 2001, la solidez financiera de Apasco fue reconocida por los mercados internacionales

No obstante, la rentabilidad del Grupo se mantuvo en niveles muy competitivos y su alta solidez continuó reflejándose en sus indicadores financieros al cierre del año. Así, la cobertura de intereses se ubicó en 15 veces y la relación deuda financiera a flujo de caja operacional se colocó en 0.9 veces.

Dentro de este contexto, la empresa calificadora Standard & Poor's asignó la máxima calificación de mxAAA dado el bajo riesgo crediticio de Apasco.

Como reconocimiento a la alta calidad crediticia y a la adecuada estrategia del Grupo, los mercados financieros internacionales otorgaron en el año, un crédito sindicado por $143 millones de dólares en condiciones muy favorables. El crédito es a 5 años con una tasa de interés de LIBOR +0.85 para los primeros 3 años, LIBOR +1.00 para el cuarto año y LIBOR +1.15 para el último año.

La situación financiera del Grupo permitió pagar en el año un dividendo de $3.00 pesos por acción, por un monto total de $747 millones, lo que representó el 36% de la utilidad neta del año anterior.

Standard & Poor's asignó la máxima calificación de mxAAA dado el bajo riesgo crediticio de Apasco

INFORMACIÓN FINANCIERA RELEVANTE 1993-2001

INFORMACIÓN DEL EDO. DE RESULTADOS	1993	1994	1995	1996	1997	1998	1999	2000	**2001**
VENTAS NETAS Millones de pesos constantes al 31 de diciembre 2001	7,196.3	8,041.0	5,828.4	7,005.8	6,776.9	7,996.9	8,756.1	9,595.8	**9,115.4**
UTILIDAD DE OPERACIÓN Millones de pesos constantes al 31 de diciembre 2001	1,729.3	2,062.3	1,037.8	1,874.9	1,269.3	2,284.0	3,000.9	3,184.7	**2,413.1**
UTILIDAD NETA Millones de pesos constantes al 31 de diciembre 2001	1,141.2	824.1	194.8	1,916.6	881.5	1,245.3	1,873.2	2,180.9	**1,785.5**
UTILIDAD POR ACCIÓN (Pesos constantes por acción)	4.1	3.0	0.7	6.9	3.2	4.7	7.1	8.6	**7.2**
DIVIDENDOS POR ACCIÓN (Pesos históricos por acción)	0.3	0.3	0.2	0.4	1.0	1.1	1.3	2.1	**3.0**

INFORMACIÓN DEL BALANCE	1993	1994	1995	1996	1997	1998	1999	2000	**2001**
ACTIVO TOTAL Millones de pesos constantes al 31 de diciembre 2001	13,999.8	17,213.8	18,816.6	17,814.1	15,760.8	16,663.8	16,188.3	16,011.4	**16,991.2**
PASIVO TOTAL Millones de pesos constantes al 31 de diciembre 2001	3,922.4	4,419.1	5,871.4	4,469.1	3,472.0	3,984.0	3,748.3	6,537.8	**7,006.1**
CAPITAL CONTABLE Millones de pesos constantes al 31 de diciembre 2001	10,077.4	12,794.7	12,945.2	13,345.0	12,288.8	12,679.8	12,440.0	9,473.6	**9,985.1**

OTROS DATOS FINANCIEROS	1993	1994	1995	1996	1997	1998	1999	2000	**2001**
FLUJO DE CAJA OPERACIONAL Millones de pesos constantes al 31 de diciembre 2001	2,390.3	2,818.4	1,732.7	2,615.8	2,006.0	3,118.4	3,820.9	3,958.4	**3,164.5**
DEUDA FINANCIERA A FLUJO DE CAJA OPERACIONAL	1.2	1.2	2.8	1.4	1.4	1.0	0.6	0.5	**0.9**
COBERTURA DE INTERESES (Flujo de caja operacional a intereses pagados)	7.5	10.0	5.3	6.8	6.9	11.4	17.1	20.7	**15.1**

INDICADORES COMPARATIVOS


24.4
26.2
27.5
29.9
28.3
97
98
99
00
01

CONSUMO NACIONAL DE CEMENTO

Millones de toneladas


8.3
9.3
9.8
11.0
11.9
97
98
99
00
01

CONSUMO NACIONAL DE CONCRETO PREMEZCLADO

Millones de metros cúbicos


6.9
6.7
6.6
6.9
6.4
1.2
0.7
0.4
0.1
5.7
6.0
6.2
6.8
6.4
97
98
99
00
01

VOLUMEN DE VENTAS TOTALES DE CEMENTO

Millones de toneladas

Nacional Exportación


2,106
2,375
2,450
2,764
2,839
97
98
99
00
01

VOLUMEN DE VENTAS TOTALES DE CONCRETO PREMEZCLADO

Miles de metros cúbicos


6,776.9
7,996.9
8,756.1
9,595.8
9,115.4
97
98
99
00
01

VENTAS NETAS*


2,006.0
3,118.4
3,820.9
3,958.4
3,164.5
97
98
99
00
01

FLUJO DE CAJA OPERACIONAL*


881.5
1,245.3
1,873.2
2,180.9
1,785.5
97
98
99
00
01

UTILIDAD NETA*


6.9
11.4
17.1
20.7
15.1
97
98
99
00
01

COBERTURA DE INTERESES

(Flujo de caja operacional a intereses pagados)

** Cifras expresadas en millones de pesos de poder adquisitivo del 31 de diciembre de 2001.*




CONCRETOS
APASCO

VISION A FUTURO

El entorno presenta grandes retos y oportunidades. Grupo Apasco los enfrenta con la confianza cimentada en años de experiencia, logros y metas cumplidas y con el compromiso de seguir creando valor a sus clientes, accionistas, colaboradores y a la sociedad.

VISIÓN A FUTURO

En los próximos años, Grupo Apasco seguirá enfocando sus acciones para alcanzar las siguientes metas:

- Continuar fortaleciendo la preferencia del mercado.
- Generar mayor rentabilidad en forma sostenible.
- Consolidar aún más su posición financiera.
- Continuar con el desarrollo integral de sus colaboradores.
- Incrementar la productividad y eficiencia.
- Vigorizar su compromiso hacia el desarrollo sustentable.
- Consolidar su posición en Centroamérica.
- Continuar impulsando la modernización tecnológica en todos sus procesos y actividades.

Apasco está comprometido a lograr las metas trazadas, con la confianza de que la habilidad y experiencia de su equipo, aunadas al apoyo internacional de Grupo Holcim, le permitirá continuar siendo el proveedor preferido de México.

CONSEJO DE ADMINISTRACIÓN

PRESIDENTE
Lic. Emilio Carrillo Gamboa

CONSEJEROS
Lic. Markus Akermann Good
Lic. Miguel S. Escobedo Fulda
Ing. Pierre A. Froidevaux Chavan
Lic. Wolf Kritzler Hahne
C.P. Rosendo R. Sainz-Trápaga Aja
Ing. Thomas Schmidheiny Scherrer
Sr. Claudio Terrein Decottignies

SECRETARIO
Lic. Pablo J. Cervantes Conde

COMISARIO PROPIETARIO
C.P. Daniel del Barrio Burgos

COMISARIO SUPLENTE
C.P. Ernesto González Dávila *

** En la Asamblea de Accionistas celebrada en abril de 2001, el C.P. Ernesto González Dávila fue designado como Comisario Suplente en sustitución del C.P. Gilberto Nava Escobedo.*

COMITÉ DE DIRECCIÓN CORPORATIVA



De izquierda a derecha

Ing. Luis Arturo Vázquez Casillas
DIRECTOR CORPORATIVO CONCRETO PREMEZCLADO

Lic. Rodolfo Gallegos Duarte
DIRECTOR CORPORATIVO RECURSOS HUMANOS

Ing. Pierre A. Froidevaux Chavan
DIRECTOR GENERAL

Ing. Guillermo García Anaya
DIRECTOR CORPORATIVO COMERCIALIZACIÓN CEMENTO

Ing. Filiberto Ruiz Maroto
DIRECTOR CORPORATIVO OPERACIONES CEMENTO

Ing. Eduardo Kretschmer Castañeda
DIRECTOR CORPORATIVO FINANZAS Y ADMINISTRACIÓN

En el mes de julio del 2001 el Ing. Jacques Bourgon Oseredczuk, quien fungía como Director Corporativo de Operaciones Cemento, fue designado para ocupar una importante función en Holcim Group Support Ltd. Agradecemos al Ing. Bourgon el entusiasmo, dedicación y profesionalismo demostrado durante su trayectoria de más de 10 años en Apasco.

El Ing. Filiberto Ruiz Maroto, quien tiene una amplia trayectoria y experiencia dentro de Grupo Apasco y Holcim, asumió el cargo de Director Corporativo de Operaciones Cemento.

APASCO S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS FINANCIEROS

ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2001 Y 2000

EXPRESADOS EN MONEDA DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2001

Informe del comisario y dictamen de los auditores

INFORME DEL COMISARIO

18 de enero de 2002

A los Señores Accionistas de

Apasco, S.A. de C.V.,

En mi carácter de comisario y en cumplimento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y los estatutos de Apasco, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la Sociedad por el año terminado el 31 de diciembre de 2001.

He asistido a las Asambleas de Accionistas y Juntas de Consejo de Administración a las que he sido convocado y he obtenido de los Directores y Administradores, toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar. Mi revisión ha sido efectuada de acuerdo con normas de auditoría generalmente aceptadas en México.

Asimismo, he revisado el balance general, individual, y consolidado de la Compañía al 31 de diciembre de 2001 y sus correspondientes estados de resultados, de variaciones en las cuentas de inversión de los accionistas y de cambios en la situación financiera por el año terminado en esa fecha, los cuales se someten a la consideración de esta H. Asamblea para su información y aprobación. Para rendir este informe, también me he apoyado en los dictámenes que sobre dichos estados financieros emiten en esta fecha los señores Ruiz, Urquiza y Cía., S.C., auditores independientes de la Sociedad.

Como resultado de mi examen, tengo la siguiente observación:
Como se menciona en la Nota 2 a los estados financieros consolidados, a partir del 1° de enero de 2001 la Compañía adoptó las disposiciones del nuevo boletín C-2, "Instrumentos Financieros", el cual establece la metodología de valuación y registro de los instrumentos financieros.

En mi opinion, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los administradores para preparar la información financiera presentada por los mismos, son adecuados y suficientes y excepto por el efecto del cambio indicado en el párrafo precedente, se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información financiera presentada por los administradores refleja en forma veraz, razonable y suficiente la situación financiera de Apasco, S.A. de C.V. al 31 de diciembre de 2001 y los resultados de sus operaciones, las variaciones en las cuentas de inversión de los accionistas y los cambios en su situación financiera, por el año terminado en esa fecha, de conformidad con principios de contabilidad generalmente aceptados en México.

CPC Daniel del Barrio B.
COMISARIO

DICTAMEN DE LOS AUDITORES

18 de enero de 2002

A los Señores Accionistas de

Apasco, S.A. de C.V.,

Hemos examinado los balances generales consolidados de APASCO, S.A. DE C.V. Y SUBSIDIARIAS al 31 de diciembre de 2001 y 2000 y los estados consolidados de resultados, de variaciones en las cuentas de inversión de los accionistas y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

Como se menciona en la Nota 2 a los estados financieros consolidados adjuntos, a partir del 1° de enero de 2001 la Compañía adoptó las disposiciones del nuevo boletín C-2, "Instrumentos Financieros", el cual establece la metodología de valuación y registro de los instrumentos financieros.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Apasco, S.A. de C.V. y Subsidiarias al 31 de diciembre de 2001 y 2000 y los resultados de sus operaciones, las variaciones en las cuentas de inversión de los accionistas y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con principios de contabilidad generalmente aceptados en México.

Ruiz, Urquiza y Cía., S.C.

CPC José A. Rangel

BALANCES GENERALES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2001 Y 2000

EXPRESADOS EN MONEDA DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2001

(Miles de pesos)

ACTIVO

	2001	2000
CIRCULANTE:		
Efectivo y valores realizables	$ 1,582,040	$ 1,013,978
Cuentas y documentos por cobrar, neto	1,061,357	1,019,290
Inventarios, neto	590,147	563,665
Pagos anticipados	12,440	22,600
Total del activo circulante	3,245,984	2,619,533
INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS	1,959,508	1,772,596
PROPIEDADES, PLANTA Y EQUIPO, NETO	11,412,224	11,175,515
PROPIEDADES DE INVERSIÓN, NETO	141,181	134,195
OTROS ACTIVOS, NETO	232,312	309,624
	$ 16,991,209	$ 16,011,463

Las notas adjuntas son parte integrante de estos balances generales consolidados.

PASIVO E INVERSIÓN DE LOS ACCIONISTAS

		2001		2000
CIRCULANTE:				
Porción circulante de la deuda a largo plazo	$	520,521	$	628,531
Cuentas y documentos por pagar a proveedores		414,823		517,361
Otras cuentas por pagar y pasivos acumulados		378,651		405,959
Impuesto sobre la renta		202,717		129,627
Participación de utilidades		114,590		162,101
Total del pasivo circulante		1,631,302		1,843,579
DEUDA A LARGO PLAZO		2,239,405		1,197,414
INSTRUMENTOS FINANCIEROS		12,564		–
IMPUESTO SOBRE LA RENTA SUJETO A PAGO DIFERIDO		105,811		73,556
IMPUESTO SOBRE LA RENTA DIFERIDO		2,934,379		3,348,735
OBLIGACIONES DE CARÁCTER LABORAL		82,623		74,549
Total del pasivo		7,006,084		6,537,833
INVERSIÓN DE LOS ACCIONISTAS:				
Capital social		5,989,910		5,996,985
Prima en suscripción de acciones		535,637		535,637
Reserva para recompra de acciones		632,573		668,258
Utilidades acumuladas		6,011,319		8,824,331
Efecto acumulado de impuesto sobre la renta diferido		–		(3,513,104)
Resultado acumulado por actualización		(3,184,314)		(3,038,477)
Total de la inversión de los accionistas		9,985,125		9,473,630
	$	16,991,209	$	16,011,463

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

EXPRESADOS EN MONEDA DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2001

(Miles de pesos, excepto utilidad por acción en pesos)

	2001	2000
VENTAS NETAS	$ 9,115,381	$ 9,595,754
COSTO DE VENTAS	5,097,464	4,841,623
Utilidad bruta	4,017,917	4,754,131
GASTOS DE OPERACIÓN:		
Venta y administración	853,438	795,713
Depreciación y amortización	751,358	773,721
	1,604,796	1,569,434
Utilidad de operación	2,413,121	3,184,697
RESULTADO INTEGRAL DE FINANCIAMIENTO:		
Intereses a cargo, neto	(109,395)	(33,855)
Resultado cambiario, neto	43,232	(13,324)
Utilidad por posición monetaria	36,126	256,387
	(30,037)	209,208
OTROS INGRESOS (GASTOS), NETO	82,172	(14,455)
PARTICIPACIÓN EN LOS RESULTADOS DE COMPAÑÍAS ASOCIADAS	25,850	3,466
Utilidad antes de provisiones	2,491,106	3,382,916
PROVISIONES PARA:		
Impuesto sobre la renta	590,623	1,033,392
Participación de utilidades	115,009	168,621
	705,632	1,202,013
Utilidad neta consolidada	$ 1,785,474	$ 2,180,903
Utilidad por acción	$ 7.24	$ 8.59
Promedio ponderado de acciones en circulación	246,688,308	253,991,918

Las notas adjuntas son parte integrante de estos estados consolidados.

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACIÓN FINANCIERA POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

EXPRESADOS EN MONEDA DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2001

(Miles de pesos)

	2001	2000
OPERACIONES:		
Resultados-		
Utilidad neta consolidada	$ 1,785,474	$ 2,180,903
Más (menos)- Partidas en resultados que no requieren (generan) recursos-		
Depreciación y amortización	751,358	773,721
Participación en resultados de compañías asociadas	(25,850)	(3,466)
Impuesto sobre la renta diferido	(262,467)	(118,819)
Variación neta de las obligaciones de carácter laboral	(3,420)	3,784
Recursos obtenidos de resultados	2,245,095	2,836,123
Cambios en el capital de trabajo-		
(Aumento) disminución en-		
Cuentas y documentos por cobrar	(42,067)	(55,402)
Inventarios	(26,482)	2,205
Pagos anticipados	10,160	14,228
Aumento (disminución) en-		
Cuentas y documentos por pagar a proveedores	(102,538)	99,786
Otras cuentas por pagar y pasivos acumulados	(27,308)	(16,848)
Impuesto sobre la renta	73,090	(214,425)
Participación de utilidades	(47,511)	12,178
	(162,656)	(158,278)
Recursos generados por las operaciones	2,082,439	2,677,845
FINANCIAMIENTO:		
Variación en términos reales de la deuda	1,010,936	(282,782)
Efecto de variación de la deuda en pesos constantes	(76,955)	(188,941)
Instrumentos financieros	12,564	–
Impuesto sobre la renta diferido	(151,889)	3,467,554
Impuesto sobre la renta sujeto a pago diferido	32,255	18,005
Dividendos pagados	(767,012)	(589,934)
Recompra de acciones	(361,130)	(483,309)
Disminución de la inversión de los accionistas por efecto acumulado de impuesto sobre la renta diferido	–	(3,513,104)
Recursos aplicados en actividades de financiamiento	(301,231)	(1,572,511)
INVERSIONES:		
Adiciones a propiedades, planta y equipo, menos valor neto de retiros	(1,158,411)	(1,152,750)
Adiciones a propiedades de inversión	(10,401)	–
Inversión en acciones de compañías asociadas	(161,062)	(981,040)
Otros activos	116,728	(46,339)
Recursos aplicados en actividades de inversión	(1,213,146)	(2,180,129)
Aumento (disminución) neto de efectivo y valores realizables	568,062	(1,074,795)
Efectivo y valores realizables al inicio del año	1,013,978	2,088,773
Efectivo y valores realizables al final del año	$ 1,582,040	$ 1,013,978

Las notas adjuntas son parte integrante de estos estados consolidados.

ESTADOS CONSOLIDADOS DE VARIACIONES EN LAS CUENTAS DE INVERSIÓN DE LOS ACCIONISTAS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

EXPRESADOS EN MONEDA DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2001

(Miles de pesos)

	CAPITAL SOCIAL		PRIMA EN SUSCRIPCIÓN DE ACCIONES
	HISTÓRICO	ACTUALIZACIÓN	
SALDOS AL 31 DE DICIEMBRE DE 1999	$ 222,765	$ 5,782,072	$ 535,637
Dividendos pagados	-	-	-
Incremento de la reserva para recompra de acciones	-	-	-
Recompra de acciones	(7,242)	(610)	-
Utilidad integral del año	-	-	-
SALDOS AL 31 DE DICIEMBRE DE 2000	215,523	5,781,462	535,637
Dividendos pagados	-	-	-
Incremento de la reserva para recompra de acciones	-	-	-
Traspaso del efecto acumulado de impuesto sobre la renta diferido	-	-	-
Recompra de acciones	(6,966)	(109)	-
Utilidad integral del año	-	-	-
SALDOS AL 31 DE DICIEMBRE DE 2001	$ 208,557	$ 5,781,353	$ 535,637

Las notas adjuntas son parte integrante de estos estados consolidados.

RESERVA PARA RECOMPRA DE ACCIONES	UTILIDADES ACUMULADAS	EFECTO ACUMULADO DE IMPUESTO SOBRE LA RENTA DIFERIDO	RESULTADO ACUMULADO POR ACTUALIZACIÓN	TOTAL DE LA INVERSIÓN DE LOS ACCIONISTAS
$ 483,615	$ 7,893,462	$ (3,513,104)	$ (2,477,934)	$ 8,926,513
-	(589,934)	-	-	(589,934)
660,100	(660,100)	-	-	-
(475,457)	-	-	-	(483,309)
-	2,180,903	-	(560,543)	1,620,360
668,258	8,824,331	(3,513,104)	(3,038,477)	9,473,630
-	(767,012)	-	-	(767,012)
318,370	(318,370)	-	-	-
-	(3,513,104)	3,513,104	-	-
(354,055)	-	-	-	(361,130)
-	1,785,474	-	(145,837)	1,639,637
$ 632,573	$ 6,011,319	$ -	$ (3,184,314)	$ 9,985,125

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2001 Y 2000

EXPRESADAS EN MONEDA DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2001

(Miles de pesos)

1. Actividades y eventos significativos de 2001:

Las Compañías se dedican a la fabricación y venta de cemento, concreto premezclado, agregados y productos complementarios.

Los eventos significativos de 2001 se mencionan a continuación:

– Durante 2000 se aprobó la construcción de una nueva línea para la producción de cemento en la planta de Ramos Arizpe, Coahuila, que incrementará la capacidad instalada en aproximadamente 1.2 millones de toneladas anuales, con una inversión aproximada de US$100 millones. Dicho proyecto se ha realizado de acuerdo con los costos y tiempos planeados, su grado de avance a la fecha es de aproximadamente 90%.

– El 16 de noviembre, la planta de cemento ubicada en Macuspana, Tabasco, fue puesta en estado de huelga al no haberse alcanzado un acuerdo laboral entre la Compañía y el sindicato de trabajadores de dicha planta. La demanda de cemento en la zona ha sido cubierta por otras plantas, por lo que la Compañía no se ha visto afectada. Al 18 de enero de 2002 la situación continua igual.

– El Consejo de Administración aprobó el aumento de la inversión en acciones de compañías asociadas en Holcemca, B.V. por un importe de US$24.3 millones en efectivo. Con dicho aumento y el de otros accionistas, Holcemca, B.V. adquirió el 47.7% del capital social de Corporación Incem, compañía cementera constituida en Panamá.

2. Principales políticas contables:

Las políticas contables que siguen las Compañías están de acuerdo con principios de contabilidad generalmente aceptados en México, los cuales requieren que la Administración efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas de las partidas incluidas en los estados financieros y para efectuar las revelaciones que se requiere presentar en los mismos. Aún cuando pueden llegar a diferir de su efecto final, la Administración considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias.

Cambios en políticas contables-

(a) Instrumentos financieros

En el año 2001 entró en vigor el nuevo boletín C-2, "Instrumentos Financieros", que establece la metodología para la valuación y registro de los instrumentos financieros. Este boletín requiere que se registren como activos y pasivos, todos los efectos de los instrumentos financieros que se tengan contratados, afectando el resultado integral de financiamiento por el efecto de valuación de los mismos. No hubo efecto de la valuación de instrumentos financieros al principio del año.

Como resultado de la aplicación de dicho boletín se reconoció un costo financiero de $12,564 (véase Nota 15).

(b) Propiedades de inversión

A partir de 2001 entró en vigor de manera supletoria, la Norma Internacional de Contabilidad 40, "Propiedades de Inversión", que establece los criterios de valuación de las propiedades cuyo objetivo sea el de generar rentas o plusvalía, o ambos. De acuerdo con la circular 55 emitida por el Instituto Mexicano de Contadores Públicos, el modelo de valuación aplicable a México es el modelo del costo, el cual indica que dichas propiedades deberán valuarse a su costo de adquisición y/o construcción y actualizarse mediante la aplicación del Indice Nacional de Precios al Consumidor (INPC), disminuido de su depreciación acumulada. No hubo efecto acumulado de la valuación de propiedades de inversión al inicio del año.

Al 31 diciembre de 2001 y 2000 el valor neto actualizado de dichas inversiones se muestra por separado en el balance general dentro del activo no circulante y su valor razonable (fair value) se muestra en la Nota 8.

Reconocimiento de los efectos de la inflación en la información financiera-
Las Compañías actualizan sus estados financieros en términos de poder adquisitivo de la moneda al final del último ejercicio, reconociendo así los efectos de la inflación. Consecuentemente, las cifras de los estados financieros son comparables entre sí y con el año anterior, al estar todas expresadas en la misma moneda. Los estados financieros del año anterior han sido actualizados en moneda de poder adquisitivo del 31 de diciembre de 2001 y difieren de los originalmente presentados.

Bases de consolidación-
Los estados financieros consolidados adjuntos incluyen los correspondientes a Apasco, S.A. de C.V. y sus subsidiarias en las cuales tiene control accionario y administrativo, habiéndose eliminado los saldos y transacciones de importancia entre las compañías del grupo.

Las compañías subsidiarias en las cuales se tiene una participación del 99.99% son las siguientes:

Cementos Apasco, S.A. de C.V.
Concretos Apasco, S.A. de C.V.
Cementos Veracruz, S.A. de C.V.
Cementos de Acapulco, S.A. de C.V.
Cal Hidratada Veracruzana, S.A. de C.V.
Comindumex, S.A. de C.V.
Gravasa, S.A. de C.V.
Bienes Raíces Ojo de Agua, S.A. de C.V.
Ecoltec, S.A. de C.V.
Desarrollos y Proyectos el Aromo, S.A. de C.V.

Valores realizables-
Los valores realizables se encuentran representados principalmente por depósitos a corto plazo en dólares americanos y valores gubernamentales y bancarios, registrados a su valor de mercado (costo más rendimiento acumulado).

Inventarios y costo de ventas-
Los inventarios de productos terminados y materias primas se valúan a costos promedio, y por su alta rotación, quedan actualizados a precios de última compra o producción, sin exceder su valor de realización. El costo de ventas actualizado de cada mes, se determina con base en los costos específicos de producción de cada mes, que son actualizados al cierre del año con un factor de ajuste derivado del INPC.

Los inventarios de refacciones y partes se actualizaron a valores de reposición, mediante índices de precios, últimas compras y cotizaciones. El costo de ventas se actualizó a valores de reposición, con base en los incrementos en el valor de los inventarios de refacciones y partes consumidos en el año.

Inversión en acciones de compañías asociadas-
La inversión en acciones de compañías asociadas se encuentra representada por la inversión del 44.14% de las acciones de Holcemca, B.V., compañía constituida en Holanda, y tenedora de las acciones de compañías cementeras en Centroamérica. Las principales compañías asociadas en las cuales Holcemca, B.V. tiene participación accionaria son las siguientes:

Cementos del Norte, Honduras
Cemento de El Salvador, El Salvador
Corporación Incsa, Costa Rica
Nicacem-Cemenic, Nicaragua
Cementos Progreso, Guatemala
Corporación Incem, Panamá

La Compañía reconoce el método de participación en Holcemca, B.V. como una entidad extranjera, debido a que las operaciones de sus asociadas son independientes financiera y operativamente de las de la Compañía; por lo tanto, sus estados financieros se ajustan por la inflación del país en que opera cada asociada, y se convierten al tipo de cambio en vigor al cierre del ejercicio. Los efectos por conversión de los ejercicios 2001 y 2000 fueron de $43,371 y $5,203, respectivamente, y se incluyen en la inversión de los accionistas en el resultado acumulado por actualización.

Propiedades, planta y equipo-
Las propiedades, planta y equipo se registran originalmente a su costo de adquisición y/o construcción y se actualizan mediante la aplicación del INPC. La maquinaria y equipo de procedencia extranjera se actualiza con base en el factor de deslizamiento de la moneda y la inflación del país de origen.

La depreciación de activos fijos se calcula bajo el método de línea recta, con base en los valores actualizados y aplicando tasas que corresponden a la vida útil económica estimada de los activos, considerando la capacidad real utilizada en cada ejercicio.

Propiedades de inversión-
Las propiedades de inversión corresponden a terrenos, edificios e instalaciones cuyo objetivo es el de generar rentas, obtener plusvalía, o ambos. Se registran originalmente a su costo de adquisición y/o construcción y se actualizan mediante la aplicación del INPC. La depreciación se calcula bajo el método de línea recta, con base en los valores actualizados y aplicando tasas que corresponden a la vida útil económica estimada de los edificios e instalaciones.

Otros activos-
Este rubro incluye principalmente gastos preoperativos, créditos mercantiles y gastos por colocación de deuda, que son amortizados en línea recta en períodos de cinco a veinte años, de acuerdo a la naturaleza de las partidas.

Impuesto sobre la renta y participación de utilidades-
La Compañía reconoce a través del método de pasivo, el efecto futuro del impuesto sobre la renta, aplicable al monto acumulado de todas las diferencias temporales específicas entre los activos y pasivos contables y fiscales a la fecha del balance, como un activo o pasivo a largo plazo. La participación de los trabajadores en las utilidades se calcula tomando en consideración las diferencias temporales surgidas en el año, las cuales se presume que generarán un pasivo o un beneficio que se materializará en el corto plazo. Durante 2001 y 2000 no han existido partidas con estas características.

Obligaciones de carácter laboral-
De acuerdo con la Ley Federal del Trabajo, algunas subsidiarias tienen un pasivo por primas de antigüedad a empleados y obreros con una antigüedad mayor a 15 años. Además, están obligadas por contrato colectivo, al pago de primas de antigüedad a trabajadores que se retiren en forma voluntaria, bajo ciertas condiciones.

Se tiene constituido un plan de pensiones para empleados, el cual establece la edad de retiro a los 65 años con 10 de antigüedad en la empresa, o un retiro anticipado a los 60 años con 10 años de antigüedad, previa autorización del Comité de Administración del plan. El plan está financiado mediante aportaciones anuales a un fondo en fideicomiso.

Las Compañías registran el pasivo por primas de antigüedad y pensiones, a medida que se devenga, de acuerdo con cálculos actuariales basados en el método de crédito unitario proyectado, utilizando tasas de interés real. Los pagos por concepto de indemnizaciones a los empleados que son despedidos, se cargan a los resultados del ejercicio en que se efectúan.

Por lo tanto, se está provisionando el pasivo que, a valor presente, cubrirá las obligaciones proyectadas a la fecha estimada de retiro de los empleados que laboran en las Compañías.

Resultado acumulado por actualización-
La actualización de las aportaciones de capital de los accionistas, las utilidades acumuladas, la prima en suscripción de acciones, la reserva para recompra de acciones y el efecto acumulado de impuesto sobre la renta diferido, se determina aplicando el INPC, a partir de la fecha en que se hicieron las aportaciones, se retuvieron las utilidades o se aprobaron los movimientos en las cuentas de inversión de los accionistas, y equivale a la cantidad necesaria para mantener la inversión de los accionistas en términos de su poder adquisitivo original.

El resultado acumulado por actualización corresponde básicamente al resultado por tenencia de activos no monetarios, que representa el cambio en el valor específico de dichos activos, en relación con la inflación, medida a través del INPC.

Reconocimiento de ingresos-
Los ingresos son reconocidos al momento en que se embarcan o entregan los productos al cliente y éste asume responsabilidad sobre los mismos.

Ingresos y gastos-
Los ingresos y gastos que afectan o provienen de una partida monetaria, se actualizan del mes en que ocurren hasta el cierre del año, con base en factores obtenidos del INPC. Aquéllos que provienen de partidas no monetarias, se actualizan en función del activo que se está consumiendo o vendiendo.

Resultado integral de financiamiento-
El resultado integral de financiamiento incluye todos los conceptos de ingresos y gastos financieros, tales como intereses y resultados cambiarios o por posición monetaria, a medida que ocurren o se devengan.

Las transacciones en moneda extranjera se registran al tipo de cambio vigente en la fecha de la operación y los activos y pasivos en moneda extranjera, se ajustan al tipo de cambio en vigor al cierre del ejercicio.

El resultado por posición monetaria, que representa la erosión de la inflación sobre el poder adquisitivo de las partidas monetarias, se determina aplicando al activo o pasivo monetario neto al principio de cada mes, el factor de inflación derivado del INPC y se actualiza al cierre del ejercicio, también a través del INPC.

La Compañía tiene la política de capitalizar, durante el período de construcción, el costo integral de financiamiento (CIF) proveniente de los préstamos que financian adiciones de propiedades, planta y equipo, el cual se amortiza en el plazo de depreciación de los activos correspondientes. Durante 2001 y 2000 no ha existido CIF capitalizable a los proyectos en proceso, debido a que el efecto cambiario y por posición monetaria han compensado los intereses atribuibles a dichos proyectos.

Utilidad por acción-
La utilidad por acción se determinó dividiendo la utilidad neta consolidada entre el promedio ponderado de acciones en circulación de cada ejercicio.

Utilidad integral-
El resultado integral comprende la utilidad neta del año y las partidas que representan una ganancia o pérdida, que de acuerdo a disposiciones específicas se presentan directamente en la inversión de los accionistas, tales como el resultado acumulado por actualización.

Instrumentos financieros-
El Boletín C-2, "Instrumentos Financieros", requiere que se registren como activos y pasivos todos los efectos de los instrumentos financieros que se tengan contratados. Los instrumentos financieros que han sido designados y que funcionan efectivamente como una cobertura de ciertos riesgos o de otros instrumentos financieros, afectarán los activos o pasivos o las transacciones o riesgos correspondientes cuando éstos ocurran. La mayoría de los instrumentos financieros contratados se registran a valor de mercado y afectan el resultado integral de financiamiento en cada período contable. Los instrumentos financieros que se emiten para financiar las operaciones de la empresa, se mantienen a su valor nominal, registrando por separado el interés correspondiente.

3. Reclasificaciones a los estados financieros:

Los estados financieros al 31 de diciembre de 2000 han sido reclasificados en ciertas cuentas, con el objeto de hacer comparable su presentación con la de los estados financieros al 31 de diciembre de 2001.

4. Posición y operaciones en moneda extranjera:

Los activos y pasivos en moneda extranjera, han sido valuados al tipo de cambio de $9.1695 por dólar, que corresponde al tipo de cambio oficial al 31 de diciembre de 2001.

Al 31 de diciembre de 2001 y 2000 se tienen activos y pasivos denominados en moneda extranjera, como sigue:

		2001		2000
		Miles de Pesos	Miles de Dólares	Miles de Dólares
Activo-				
Circulante	$	1,200,158	130,885	60,504
Largo plazo		13,072	1,426	1,932
		1,213,230	132,311	62,436
Pasivo-				
Circulante		782,355	85,321	73,819
Largo plazo		2,251,969	245,593	119,351
		3,034,324	330,914	193,170
Posición pasiva neta en moneda extranjera	$	1,821,094	198,603	130,734

Las principales operaciones realizadas por la Compañía en moneda extranjera, fueron las siguientes:

	Miles de Dólares	
	2001	2000
Ingresos por ventas	388	3,190
Ingresos por servicios	225	–
	613	3,190
Egresos-		
Compras de materias primas y cemento	7,921	1,210
Compras de activo fijo y proyectos	41,396	33,045
Servicios de consultoría	13,594	9,711
Intereses	17,727	12,510
Honorarios	4,600	5,626
Arrendamientos	35,632	23,164
Otros	4,584	9,424
	125,454	94,690
Neto	(124,841)	(91,500)

Al 18 de enero de 2002, la posición en moneda extranjera, no auditada, es similar a la del cierre del ejercicio y el tipo de cambio oficial era de $9.1255 por dólar.

5. Cuentas y documentos por cobrar:

	2001	2000
Clientes	$ 1,108,501	$ 1,037,435
Reserva para cuentas de dudosa recuperación	(94,316)	(98,599)
	1,014,185	938,836
Otras cuentas por cobrar	47,172	80,454
	$ 1,061,357	$ 1,019,290

6. Inventarios:

	2001	2000
Productos terminados	$ 152,048	$ 157,051
Materias primas	126,297	145,993
Refacciones y partes	271,972	245,176
Anticipos a proveedores	55,763	29,716
	606,080	577,936
Estimación para inventarios obsoletos y de lento movimiento	(15,933)	(14,271)
	$ 590,147	$ 563,665

7. Propiedades, planta y equipo:

	2001	2000
Terrenos y yacimientos	$ 971,698	$ 832,108
Edificios e instalaciones	4,582,250	4,502,822
Maquinaria y equipo	11,305,768	11,327,500
Equipo de transporte	1,541,921	1,514,890
Muebles y enseres	291,431	364,561
Obras en proceso y equipo en tránsito	1,261,582	647,293
	19,954,650	19,189,174
Depreciación acumulada	(8,542,426)	(8,013,659)
	$ 11,412,224	$ 11,175,515

Las adiciones a propiedades, planta y equipo a valor histórico en 2001 y 2000, ascendieron a $1,209,442 y $1,117,839, respectivamente.

Las tasas anuales promedio de depreciación son como sigue:

	2001	2000
Edificios e instalaciones	2.5%	2.5%
Maquinaria y equipo	3.6%	3.6%
Equipo de transporte	4.5%	4.8%
Muebles y enseres	12.2%	11.1%

8. Propiedades de inversión:

	2001	2000
Terrenos	$ 54,760	$ 42,685
Edificios e instalaciones	132,227	134,039
	186,987	176,724
Depreciación acumulada	(45,806)	(42,529)
	$ 141,181	$ 134,195

Las adiciones a propiedades de inversión a valor histórico, ascendieron en 2001 a $10,401. Las tasas anuales promedio de depreciación de los edificios e instalaciones en 2001 y 2000 fueron de 2.9%. Al 31 de diciembre de 2001 el valor razonable (fair value) de las propiedades de inversión es de aproximadamente $155,000.

9. Otros activos:

	2001	2000
Gastos preoperativos	$ 355,028	$ 324,465
Créditos mercantiles	71,533	117,313
Gastos por colocación de deuda	95,306	54,715
Documentos por cobrar	13,090	18,509
Plan de opción de compra de acciones	11,850	18,006
Activo por obligaciones de carácter laboral	21,637	10,143
Otros	2,368	132,895
	570,812	676,046
Amortización acumulada	(338,500)	(366,422)
	$ 232,312	$ 309,624

10. Entorno fiscal:

Régimen de impuesto sobre la renta y sobre activos-
La Compañía está sujeta al impuesto sobre la renta (ISR) y al impuesto sobre activos (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como depreciación calculada sobre valores actualizados, la deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales y el efecto de la inflación sobre ciertos activos y pasivos monetarios, a través del componente inflacionario, el cual es similar al resultado por posición monetaria. La tasa del impuesto sobre la renta hasta 2001 fue del 35%, teniendo la obligación de pagar el impuesto cada año a la tasa del 30% y el remanente al momento en que las utilidades son distribuidas. Este remanente se registra como un pasivo (a corto o a largo plazo) dependiendo de la política de pago de dividendos.

A partir de 2002 se elimina el diferimiento de la porción pagadera al distribuir dividendos. La tasa del impuesto sobre la renta será de 35% en 2002, 34% en 2003, 33% en 2004 y 32% a partir del 2005.

Por otra parte, el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) menos ciertos pasivos y se paga únicamente por el monto en que exceda al ISR del año. Cualquier pago que se efectúe, es recuperable contra el monto en que el ISR exceda al IMPAC en los tres ejercicios precedentes y en los diez ejercicios subsecuentes.

Bases para la determinación del resultado fiscal-
La Compañía tiene autorización para presentar una declaración consolidada de ISR e IMPAC.

Las principales partidas que afectaron el resultado fiscal de las Compañías en forma distinta al resultado contable, fueron las relativas a la depreciación fiscal actualizada en lugar de la depreciación contable y el efecto de las compras y el costo de ventas.

El cálculo para efectos de participación de utilidades no considera el componente inflacionario ni las fluctuaciones cambiarías no realizadas y considera la depreciación fiscal a valores históricos y no actualizados. La participación de utilidades se determina con base en los resultados individuales de cada Compañía.

Provisión de impuesto sobre la renta-
La provisión de impuesto sobre la renta se integra como sigue:

		2001		2000
Impuesto sobre la renta	$	853,090	$	1,152,211
Impuesto sobre la renta diferido		(19,050)		(118,819)
Beneficio por la reducción en tasas del impuesto sobre la renta diferido		(243,417)		–
	$	590,623	$	1,033,392

Efecto diferido-

El impuesto sobre la renta diferido al 31 de diciembre de 2001 y 2000 se integra como sigue:

	2001	2000
Propiedades, planta y equipo y otros activos	$ 2,846,800	$ 3,190,680
Inventarios	198,193	204,948
Reservas y otros	(132,720)	(102,489)
Efecto acumulado por partidas especiales de consolidación fiscal	22,106	55,596
	$ 2,934,379	$ 3,348,735

11. Deuda a largo plazo:

Al 31 de diciembre de 2001 y 2000, la deuda a largo plazo se integra como sigue:

			2001		2000
	Tasa de Interés	Vencimiento	Miles de Pesos	Miles de Dólares	Miles de Dólares
Dresdner Bank Luxembourg, S.A.	Varias	2006	$ 1,311,238	143,000	–
Citibank, N.A.	LIBOR + 1.0	2003	550,170	60,000	100,000
International Finance Corporation	9%	2007	495,153	54,000	63,000
International Finance Corporation	LIBOR + 2.1	2001	–	–	5,000
Bayerische Hypo-Und Vereinsbank Aktiengesellschaft	LIBOR + 0.6	2010	354,293	38,638	–
Deutsche Investitions und Entwicklungsgesellschaft Mbh	11.2% y LIBOR + 2.9	2002	25,038	2,730	6,063
Nederlandse Financierings Maatschappij Voor Ontwikkelingslanden N.V.	11.2% y 9.5%	2001 y 2003	14,121	1,540	3,730
EXIMBANK	LIBOR + 0.5 y LIBOR + 0.62	2001 y 2002	5,720	624	2,835
Kreditansalt Für Wiederaufbau	LIBOR + 0.65	2002	4,193	457	1,372
			2,759,926	300,989	182,000
Menos- Porción circulante			520,521	56,766	62,649
			$ 2,239,405	244,223	119,351

Para financiar el programa de expansión que se menciona en la Nota 1, el 21 de diciembre de 2000 se contrató una línea de crédito con el Bayerische Hypo-Und Vereinsbank Aktiengesellschaft de Alemania por US$38.6 millones con pagos anuales hasta el 2010. Los intereses se pagarán semestralmente a una tasa de interés de LIBOR más 0.6. Las disposiciones de dicha línea de crédito fueron realizadas durante 2001.

En mayo de 2001, la Compañía contrató un crédito sindicado por US$143 millones con el Dresdner Bank Luxembourg, S.A. sin garantía específica y con vencimiento en 2006. El capital se pagará semestralmente a partir del 2004 y los intereses semestralmente a una tasa LIBOR + 0.85 por los primeros 3 años, LIBOR + 1 el cuarto año y LIBOR + 1.15 el quinto año.

En general, los préstamos vigentes establecen restricciones y obligaciones muy similares para la Compañía, las cuales al 31 de diciembre de 2001 se han cumplido. Las restricciones y obligaciones más importantes son:

- Limitar el pago de dividendos, el cual está condicionado al cumplimiento de algunas razones financieras y al nivel de endeudamiento.

- Cumplir con ciertas razones financieras.

- No disponer ni permitir la existencia de gravámenes sobre los activos.

- Limitar la inversión en activos fijos a las cantidades establecidas en los contratos.

12. Obligaciones de carácter laboral:

El pasivo por obligaciones laborales se deriva del plan de pensiones y la prima de antigüedad al momento de retiro. El monto que resulta de cálculos actuariales, efectuados por actuarios externos bajo el método de crédito unitario proyectado, se reconoce en parte como un pasivo en libros y otra parte está siendo fondeada como sigue:

	2001	2000
Obligación por beneficios proyectados (OBP)	$ 184,608	$ 145,700
Fondo constituido	(63,043)	(51,336)
	121,565	94,364
Pasivo de transición por amortizar	17,040	17,890
Servicios pasados por amortizar	38,143	–
Variaciones en supuestos por amortizar	5,396	12,068
Pasivo neto proyectado	60,986	64,406
Pasivo adicional	21,637	10,143
Pasivo neto en libros	$ 82,623	$ 74,549

Al 31 de diciembre de 2001 y 2000, el monto provisionado sin considerar el fondo constituido es inferior a la obligación por servicios actuales, (OBA) (equivalente al OBP sin proyectar los sueldos a la fecha de retiro) en $21,637 y $10,143, respectivamente, razón por la cual se creó un pasivo adicional y un activo intangible por dichos importes. Las obligaciones por beneficios adquiridos al 31 de diciembre de 2001 ascienden a $17,698.

El costo neto del período se integra por:

	2001	2000
Costo de servicios del año	$ 12,579	$ 11,915
Amortización de pasivo de transición	1,023	1,012
Costo financiero del año	6,487	6,177
Amortización de variaciones en supuestos	148	(1,361)
	20,237	17,743
(Rendimiento) déficit de los activos del fondo	(2,917)	565
Costo neto del período	$ 17,320	$ 18,308

Las tasas utilizadas en las proyecciones actuariales son las siguientes:

	2001	2000
Tasa de rendimiento del fondo	6.0%	6.5%
Tasa de interés	4.5%	4.5%
Tasa de incremento de sueldos	1.5%	1.5%

El movimiento del pasivo neto proyectado fue como sigue:

	2001	2000
Saldo inicial	$ 64,406	$ 60,621
Provisión del año	17,320	18,308
Pagos	(7,434)	(878)
Aportación al fondo	(13,306)	(13,645)
Saldo final	$ 60,986	$ 64,406

El movimiento del fondo fue como sigue:

	2001	2000
Saldo inicial	$ 51,336	$ 39,009
Aportaciones	13,306	13,645
Rendimiento (déficit)	2,917	(565)
Pagos	(4,516)	(753)
Saldo final	$ 63,043	$ 51,336

Los períodos de amortización de las partidas pendientes de amortizar van de 6 a 34 años.

13. Inversión de los accionistas:

En cumplimiento del acuerdo de la Asamblea General Ordinaria de Accionistas celebrada el 25 de abril de 2001, se efectuó el pago de un dividendo en efectivo de $746,670 ($3 pesos por acción en circulación), proveniente de la cuenta de utilidad fiscal neta reinvertida (UFINER) consolidada, cuyo valor actualizado asciende a $767,012. Asimismo, se efectuó el traspaso del efecto acumulado de impuesto sobre la renta diferido a la cuenta de utilidades acumuladas por un valor actualizado de $3,513,104.

El 24 de abril de 1997, la Asamblea General Ordinaria de Accionistas constituyó una reserva para adquisición de acciones propias proveniente de la cuenta de utilidades acumuladas, que anualmente ha sido incrementada. En caso de que las acciones adquiridas no sean colocadas nuevamente en circulación en el término de un año, se procede a la cancelación de las mismas.

En Asambleas Generales Ordinarias de Accionistas celebradas el 25 de abril de 2001 y el 12 de abril de 2000, se incrementó dicha reserva en $310,000 y $600,000 a valor histórico, respectivamente, cuyo valor actualizado asciende a $318,370 y $660,100, para adquirir hasta 12,450,000 acciones y 12,767,200 acciones, en 2001 y 2000 respectivamente. Durante 2001 y 2000 se recompraron 8,080,000 y 8,400,000 acciones en $355,227 y $445,587 (a valor histórico) cuyo monto actualizado asciende a $361,130 y $483,309, respectivamente, y se cancelaron 6,454,000 y 8,225,000 acciones, según Asambleas Generales Ordinarias de Accionistas celebradas el 25 y 12 de abril de 2001 y 2000, respectivamente.

Al 31 de diciembre de 2001 el capital social total se encuentra representado por 241,920,000 acciones en circulación, ordinarias, Serie "Unica", sin valor nominal y que corresponden al capital social suscrito y pagado a valor histórico de $208,557. El capital mínimo fijo a esa fecha asciende a $40,000 a valor histórico representado por 165,716,299 acciones en circulación. La parte variable del capital se encuentra, a esa fecha, representada por 76,203,701 acciones en circulación. Asimismo, al 31 de diciembre de 2001 existen 6,970,000 acciones propias en Tesorería que fueron objeto de adquisición.

La reserva legal de la Compañía, cuyo valor histórico asciende a $94,169 al 31 de diciembre de 2001, no es susceptible de distribuirse a los accionistas durante la existencia de la Compañía, excepto en la forma de dividendos en acciones.

A partir de 2002, el impuesto retenido sobre dividendos fue eliminado. En caso de repartirse utilidades que no hubieran causado el impuesto aplicable a la empresa, éste tendrá que pagarse al distribuir el dividendo.

Las reducciones de capital causarán impuestos sobre el excedente del monto repartido contra su valor fiscal, determinado de acuerdo a lo establecido por la Ley del Impuesto sobre la Renta.

14. Compromisos contraidos:

Como se menciona en la Nota 1, la Compañía tiene un programa de expansión por un total de aproximadamente US$100 millones, de los cuales al 31 de diciembre de 2001 se han incurrido US$90.3 millones aproximadamente y existen compromisos contraídos para la adquisición de diversos equipos por US$7.7 millones aproximadamente. El financiamiento se ha obtenido de proveedores y de una línea de crédito contratada el 21 de diciembre de 2000 con el Bayerische Hypo-Und Vereinsbank Aktiengesellschaft de Alemania por US$38.6 millones (ver Nota 11).

15. Instrumentos financieros:

El 11 de mayo de 2001, la Compañía celebró un contrato de intercambio de tasa de interés (swap) con Wachovia Bank, N.A., cuya finalidad es la de administrar el riesgo de la tasa de interés sobre US$30 millones del crédito sindicado obtenido con Dresdner Bank Luxembourg, S.A. (ver Nota 11).

La Compañía pagará importes calculados con base en una tasa de interés fija y recibirá importes calculados con base en tasa de interés variable. El valor de mercado de las tasas de interés bajo contrato de swap, se estima con base en los precios cotizados en el mercado, para cancelar a una fecha determinada dichos contratos. La Compañía no prevee la cancelación de este contrato y espera que la fecha de vencimiento sea la originalmente establecida. Dado que este contrato representa una cobertura efectiva que permite fijar la tasa de interés, la Compañía registra el efecto devengado correspondiente en el resultado integral de financiamiento.

Al 31 de diciembre de 2001, el valor razonable (fair value) del swap originó un costo financiero de $12,564.

GRUPO APASCO HOY

Grupo Apasco es una organización dedicada a la producción y comercialización de cemento, concreto premezclado y otros productos y servicios relacionados.

ACTIVIDAD CEMENTO



1 Planta Tecomán
Estado de Colima

Capacidad instalada
2.5 millones de tons. anuales



2 Planta Orizaba
Estado de Veracruz

Capacidad instalada
1.8 millones de tons. anuales



3 Planta Apaxco
Estado de México

Capacidad instalada
1.8 millones de tons. anuales



4 Planta Ramos Arizpe
Estado de Coahuila

Capacidad instalada
1.3 millones de tons. anuales



5 Planta Macuspana
Estado de Tabasco

Capacidad instalada
1.0 millones de tons. anuales



6 Planta Acapulco
Estado de Guerrero

Capacidad instalada
0.5 millones de tons. anuales


4
3
1
2
6
5

Con una capacidad instalada total de 8.9 millones de tons. anuales de cemento en 6 plantas productoras, estratégicamente localizadas a lo largo del país.

Oficinas centrales

Campos Eliseos 345
Col. Chapultepec Polanco
México , D.F., C.P. 11560
Tel. (5255) 5724 0000

Oficinas regionales

Centro

Campos Eliseos 345
Col. Chapultepec Polanco
México , D.F., C.P. 11560
Tel. (55) 5724 0000

Sureste

Carretera Veracruz-Jalapa km.422.5
Col. El Jobo
Veracruz,Veracruz, C.P 91948
Tel. (229) 989 0900

Norte

Av. Lázaro Cárdenas 2321 Poniente
Col. Residencial San Agustín
San Pedro Garza García, Nuevo León C.P. 66260
Tel. (81) 8318 3200

Occidente

Av. Francisco de Quevedo 117
Col. Americana
Guadalajara, Jalisco, C.P. 44160
Tel. (33) 3679 6400

Información para medios de comunicación:

Ing. Gustavo Gastélum Gómez
Director de Relaciones y Comunicaciones Externas
ggastel@apasco.com.mx

Información para inversionistas:

Ing. Guillermo Cortina Dondé
Director de Tesorería y Planeación Financiera
ir@apasco.com.mx

Si desea obtener o consultar este informe en archivo digital, o si requiere más información sobre Grupo Apasco, visite nuestro sitio en internet: **www.apasco.com.mx**

PRESENCIA EN CENTROAMÉRICA



1 ***Cementos del Norte***
Honduras

Capacidad instalada
0.7 millones de tons. anuales



2 ***Cemento de El Salvador***
El Salvador

Capacidad instalada
1.9 millones de tons. anuales


CEMENIC

3 ***Nicacem-Cemenic***
Nicaragua

Capacidad instalada
0.5 millones de tons. anuales



4 ***Corporación Incsa***
Costa Rica

Capacidad instalada
0.8 millones de tons. anuales



5 ***Cementos Progreso***
Guatemala

Capacidad instalada
3.0 millones de tons. anuales



6 ***Corporación Incem***
Panamá

Capacidad instalada
0.8 millones de tons. anuales


1
5
2
3
4
6

ACTIVIDAD CONCRETO PREMEZCLADO Y OTRAS ACTIVIDADES RELACIONADAS



Centro Tecnológico del Concreto, que brinda asesoría y soporte técnico a los clientes.



2 Terminales marítimas para exportación en Manzanillo y Veracruz.



Más de 90 plantas productoras de concreto premezclado en operación.



5 Plantas de agregados (grava y arena) en el centro y occidente del país.



Más de 25 centros de distribución de cemento.



COTIZA EN BOLSA MEXICANA DE VALORES

APASCO

www.apasco.com.mx

APASCO